Exhibit 99.5
JOINT FILING AGREEMENT
     The undersigned, being duly authorized thereunto, hereby execute this agreement for inclusion as an exhibit to a Schedule 13D with respect to the common stock, par value $0.01 per share, of NEON Systems, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file such Schedule 13D, and any amendments or supplements thereto, jointly on behalf of each such party.

Date: December 28, 2005	Date: December 28, 2005

PROGRESS SOFTWARE CORPORATION	NOBLE ACQUISITION CORP.

By: /s/ Norman R. Robertson	By: /s/ Norman R. Robertson

Norman R. Robertson Senior Vice President, Finance and Administration and Chief Financial Officer	Norman R. Robertson Treasurer